SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

18 April 2016

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

18 April 2016

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTION BY PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

Group Chief Executive Acquisition of Shares
As described in the Summary Remuneration Announcement published on 25 February 2016 and disclosures in the 2015 Annual Report and Accounts published on 8 March 2016, for the first time since 2011 a base salary increase was proposed for the Group Chief Executive, António Horta-Osório.

For 2016 this will consist of an increase in base salary of 2 per cent, in line with the other Executive Directors, and an additional increase of 4 per cent.  The Group Chief Executive suggested, and the Board approved, that for 2016 the 4 per cent increase be delivered monthly in Shares and held until the Government has sold its shareholding in the Group.

In this respect, the Group was notified on 18 April 2016 that, after the settlement of income tax liabilities and national insurance contributions, 2,803 Shares were acquired today on behalf of Mr Horta-Osório in respect of April 2016. The acquisition price was 67.4 pence per Share.

Following this transaction the Group Chief Executive continues to comply with the Group's shareholding policy requirements.

This disclosure is made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4.  The transaction took place in the UK and the Shares are listed on the London Stock Exchange.

ENQUIRIES:

Investor Relations
Douglas Radcliffe                                                             +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                         +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Group Investor Relations Director

Date: 18 April 2016